

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 23, 2012

<u>Via E-Mail</u>

Jeffrey R. Binder
President and Chief Executive Officer
Biomet, Inc.
56 East Bell Drive
Warsaw, IN 46582

  Re: **Biomet, Inc.**
    Form 10-K for the Fiscal Year Ended May 31, 2011
    Filed August 12, 2011
    File No. 1-15601

Dear Mr. Binder:

   We refer you to our comment letters dated March 19, 2012 and May 9, 2012 regarding business contacts with Iran and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Amanda Ravitz
   Assistant Director
   Division of Corporation Finance